                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                                PXRE Corporation
                                ----------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    693674103
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------

CUSIP NO.     693674103
--------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.          BANK ONE CORPORATION
         Above Persons

--------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)
         (See Instructions)                                 ----------------
                                                        (b)
                                                            ----------------
--------------------------------------------------------------------------------

3)       SEC Use only

--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS

--------------------------------------------------------------------------------

Number of Shares                    (5)  Sole Voting Power              710,073
Beneficially                                                         -----------
Owned by                            (6)  Shared Voting Power                  0
Each Reporting                                                       -----------
Person with                         (7)  Sole Dispositive Power         705,385
                                                                     -----------
                                    (8)  Shared Dispositive Power             0
                                                                     -----------

--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                  715,373
         Owned by Each Reporting Person                              -----------

--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                                5.37%
                                                                     -----------
--------------------------------------------------------------------------------

12)      Type of Reporting Person
         (See Instructions)                                                  HC
                                                                     -----------
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--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a) Name of Issuer:                               PXRE Corporation
                                                      --------------------------

Item 1(b) Address of Issuer's principal executive
           offices:                                     399 Thornall St.
                                                      --------------------------
                                                        14th Floor
                                                      --------------------------
                                                        Edison, NJ 08837
                                                      --------------------------

Item 2(a) Name of person filing:             BANK ONE CORPORATION

Item 2(b) Address of principal business office or,    One First National Plaza
          if none residence:                          Chicago, IL 60670

Item 2(c) Citizenship:                                Not Applicable

Item 2(d) Title of class of securities:                       Common Stock
                                                      --------------------------

Item 2(e) CUSIP No.:                                           693674103
                                                      --------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANK ONE CORPORATION with respect to
          common shares of      PXRE Corporation
                           ----------------------------------------------------
                                                                               :
          ---------------------------------------------------------------------

          (a) Amount beneficially owned:                 715,373
                                                  ----------------
          (b) Percent of class                              5.37%
                                                  ---------------

          (c) Number of shares as to which such person has:

              (i)      Sole power to vote or to direct the vote:        710,073
                                                                   -------------
              (ii)     Shared power to vote or to direct the vote:            0
                                                                   -------------
              (iii)    Sole power to dispose or to direct the
                       disposition of:                                  705,385
                                                                   -------------
              (iv)     Shared power to dispose or to direct the
                       disposition of:                                        0
                                                                   -------------

Item 5.  Ownership of 5 percent or less of a Class.                         N/A
                                                                       ---------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.      N/A
                                                                       ---------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         -----------------------------------------------------------------------

                             American National Bank
                             NBD Bank (Michigan)
                             Pegasus Funds
                             NBD Bank (Indiana, NA)

Item 8.  Identification and Classification of Members of the Group.         N/A
                                                                       ---------

Item 9.  Notice of Dissolution of Group.                                    N/A
                                                                       ---------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                                 BANK ONE CORPORATION

                                        By:      /s/ DAVID J. KUNDERT
                                                 David J. Kundert
                                                 EXECUTIVE VICE PRESIDENT